NOBLE HOUSE ENTERTAINMENT   I N C.

March 24, 2006

Mr. Jerry Paskowitz

Mr. Gerry Goldberg

Partner

Partner

Sloan Partners LLP

Schwartz levitsky Feldman LLP

7620 Yonge Street

1167 Caledonia Road

Suite 400

Thornhill, ON

Toronto, ON

L4J 1V9

M6A  2X1

Ontario Securities Commission

Dear Sirs / Mesdames:

RE: NOTICE OF CHANGE OF AUDITORS – Noble House Entertainment Inc. (the “Company”)

Pursuant to National Policy No. 31 – Change of Auditor of a Reporting Issuer, please be advised as follows:

1. Sloan Partners LLp has been asked to resign as auditors of the Company. The recommendation for appointment of Schwartz Levitsky Feldman LLP, Chartered Accountants, as the successor auditors was considered and approved by the audit committee of the Company. Subject to all applicable regulatory and shareholder approvals, Schwartz Levitsky Feldman LLP, Chartered Accountants, will be the Company’s new auditors for fiscal year June 30, 2006 and subsequent years.

2. There were no reservations in the auditors report relating to the financial statements of the Company for the Company’s fiscal years ended June 30, 2005 and 2004

3. There are no “reportable events”, as defined in Part 3 of the National Policy 31, in the opinion of the Company as a reporting issuer.

Please advise the audit committee of the Company in writing as to whether or not you agree with the information contained in this Notice, based on your knowledge of the affairs of the Company. It is further requested that you address your response to the Ontario Securities Commission Administrator. A draft response letter is attached for your use in this regard.

On behalf of Audit Committee

Sd: John Robinson

John Robinson

47 Avenue Road, Suite 200, Toronto, Ontario M5R 2G3

416.929.1806 fax 416.361.6228